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                            September 8, 2022

       Matthew W. Foehr
       President and Chief Executive Officer
       OmniAb, Inc.
       5980 Horton Street, Suite 405
       Emeryville, California 94608

                                                        Re: OmniAb, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed August 24,
2022
                                                            File No. 000-56427

       Dear Mr. Foehr:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G filed August 24, 2022

       General

   1. Please make conforming changes throughout the registration statement for each applicable comment issued in our
letter dated September 7, 2022, regarding the registration statement on Form S-4 of Avista
Public Acquisition Corp. II, filed August 22, 2022.
 Matthew W. Foehr
FirstName LastNameMatthew W. Foehr
OmniAb, Inc.
Comapany 8,
September NameOmniAb,
             2022        Inc.
September
Page 2    8, 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Abe Friedman at 202-551-8298 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Matt Bush